UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

Convertible Notes and Warrants Offering

Securities Purchase Agreement

On May 1, 2025, ADS-TEC Energy PLC, a public limited company incorporated under the laws of Ireland (the “Company”), ads-tec Energy GmbH, a limited liability company under German law (“GermanCo”), and ads-tec Energy, Inc., a Delaware corporation (the “ADSE US” and together with GermanCo, the “Subsidiary Grantors”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”), pursuant to which the Company agreed to issue (i) senior secured convertible notes in the aggregate original principal amount of $53,763,441 (the “Notes”) and (ii) warrants (the “Warrants”) to purchase up to an aggregate of 1,116,072 ordinary shares, nominal value of $0.0001 per share (“Ordinary Shares”). The Notes, Warrants and Ordinary Shares issuable upon conversion of the Notes and the exercise of the Warrants were issued pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-284850) (the “Registration Statement”) and the related base prospectus included in the Registration Statement, as supplemented by a prospectus supplement filed on May 1, 2025.

D. Boral Capital LLC acted as the Placement Agent (the “Placement Agent”) for this offering.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary representations and warranties of the Purchaser, customary conditions to closing, and customary indemnification obligations of the Company, including limitations on Variable Rate Transactions, as defined in the Purchase Agreement.

The Company is to receive up to an aggregate of $50 million in gross proceeds, to be provided in two tranches. The Company will initially receive $15 million, net of Placement Agent fees and expenses. The remaining $35 million will become available upon the establishment of a designated, segregated and interest-bearing bank account, from which proceeds will be released upon either the Company’s achievement of agreed-upon milestones, including (i) the satisfaction of certain equity conditions as of such date, at anytime after October 30, 2025, (ii) the construction of at least fifty new charging stations and (iii) no more than $20 million in aggregate principal amount of Notes remaining outstanding, or may be disbursed upon the mutual written agreement of the designated representatives of the Purchasers and the Company.

The Company intends to use the net proceeds received from the sale of the Notes and any proceeds received upon exercise of the Warrants for general corporate purposes. Such purposes may include working capital, capital expenditures, repayment and refinancing of debt, the acquisition of companies, businesses, technology or other assets.

Notes

The Notes have an original issue discount of 7%, resulting in gross proceeds to the Company of $50,000,000 before fees and expenses. The Notes are senior, secured obligations of the Company, ranking senior to all other unsecured indebtedness, subject to certain limitations and are unconditionally guaranteed by each of the Company’s subsidiaries, pursuant to the terms of a certain security agreement and subsidiary guarantee. Each Note will bear interest at a rate of 2% per annum, payable in arrears on each Interest Date and shall compound each calendar month and shall be payable in accordance with the terms of the Note. Upon the occurrence and during the continuance of an Event of Default (as defined in the Note), the interest rate on the Notes will increase to 12.0% per annum. Unless earlier converted or redeemed, the Notes will mature on the three-year anniversary of their respective issuance dates, subject to extension at the option of the holders in certain circumstances as provided in the Notes. The Notes are being issued pursuant to a supplemental indenture (the “Supplemental Indenture”), dated as of May 1, 2025, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”). The Supplemental Indenture supplements the indenture entered into by and between us and the Trustee, dated as of May 1, 2025 (the “Base Indenture” and, together with the Supplemental Indenture, the “Indenture”). The Indenture has been qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The Company will make monthly payments commencing on the first trading day of each month commencing on the second installment date through the maturity date of May 1, 2028 (the “Maturity Date”) payable at the Company’s election in cash or Ordinary Shares (subject to the beneficial ownership limitation discussed below). On the Maturity Date, the Company must pay to the Holder an amount in cash representing all outstanding principal amount and any accrued and unpaid interest, including any late charges.

If the Company elects to pay in cash, the principal due will include a 10% premium, plus accrued and unpaid interest and any late charges on the Notes. If the Company elects to pay in Ordinary Shares, for purposes of the (a) initial installment, the monthly amortization of the Ordinary Shares will be valued at 80% of the lower of (i) the Closing Bid Price (as defined in the Note) and (ii) the lowest daily volume-weighted average closing price over the five (5) trading days prior to such installment and (b) installments thereafter, the monthly amortization our Ordinary Shares will be valued at the lower of the Conversion Price (as defined below) then in effect and 95% of the lowest daily volume-weighted average closing prices over the ten (10) trading days prior to the amortization. The Purchasers have the option to defer individual amortization payments to a later date, as well as, in the case of stock, accelerate four months of amortization payments per due date.

All amounts due under the Notes will be convertible at any time, in whole or in part, at the holder’s option, into Ordinary Shares at the initial conversion price of $16.88 (the “Conversion Price”), which is subject to proportional adjustment upon the occurrence of any stock split, stock dividend, stock combination and/or similar transactions. A holder does not have the right to convert any portion of the Notes to the extent that, after giving effect to such conversion, the holder (together with certain related parties) would beneficially own in excess of 4.99%.

If an event of default occurs under the Notes, the holders may convert all, or any part, of the principal amount of the Notes and all accrued and unpaid interest and late charge at an alternate conversion price, as described in the Notes. Subject to certain conditions, the Company has the right to redeem all or a portion of the outstanding Notes and all accrued and unpaid interest and late charges in cash at a 25% redemption premium, to the greater of the face value and the equity value of the Ordinary Shares underlying the Notes.

Warrants

The exercise price of the Warrants is $16.88 per share, subject to certain adjustments, and expire on the five-year anniversary of the initial issuance date, as defined in the Warrants. A holder may not have the right to any Ordinary Shares issuable pursuant to the terms of the Warrant if, after giving effect to the exercise of a Warrant, a holder together with its affiliates would beneficially own in excess of 4.99% of the outstanding Ordinary Shares. A holder may from time to time increase this limit to 9.99%, provided, however, that such increase will not be effective until the 61st day after delivery of a notice to the Company. The Warrants became exercisable on May 1, 2025 and will be exercisable for a period of five years ending May 1, 2030.

The Warrants will restrict the Company from entering into a Fundamental Transaction (as defined in the Warrant), subject to certain exceptions, and provide for an adjustment of the exercise price in the event of a Fundamental Transaction. The Warrants may be exercised for cash, provided that, if there is no effective registration statement available registering the exercise of the Warrants, the Warrants may be exercised on a cashless basis. Prior to the exercise of the Warrants, the holders of the Warrants will be entitled to receive any dividends paid or distributions made to the holders of the Common Stock on an “as if exercised” basis.

Leak-Out Agreements

On May 1, 2025, the Company and the Purchasers entered into Leak-Out Agreements (the “Leak-Out Agreements”). The Leak-Out Agreements remain in effect until the earlier to occur of (i) such date as the Notes are no longer held by the Purchasers and (ii) such date upon which any material breach or default by the Company of any term of the Transaction Documents, as defined in the Securities Purchase Agreement (the “Leak Out Period”), at which time the Purchasers shall no longer be subject to the restrictions set forth therein. Pursuant to the Leak-Out Agreements, the Purchasers agreed during the Leak-Out Period not to sell on any trading day Ordinary Shares underlying the Notes and the Warrants (the “Restricted Securities”) in an aggregate amount representing more than the greater of (x) $125,000 in the aggregate sales price of Restricted Securities and (y) 15% of the daily composite trading volume of Ordinary Shares as reported by Bloomberg, LP. The Investor also agreed to execute any lock-up agreement reasonably requested by an underwriter in connection with an underwritten offering of the Company’s securities.

The foregoing summary of the terms and conditions of each of the Purchase Agreement, the Notes, the Warrants, Supplemental Indenture, and Leak-Out Agreements do not purport to be complete and is qualified in its entirety by reference to the forms of Purchase Agreement, Note, Warrant, Supplemental Indenture and Leak-Out Agreement attached hereto as Exhibit 10.1, Exhibit 4.1, Exhibit 4.2, Exhibit 4.3 and Exhibit 10.2, respectively, incorporated herein by reference. The legal opinion of Arthur Cox LLP relating to the Ordinary Shares underlying the Notes and the Warrants being offered is filed as Exhibit 5.1 to this Current Report on Form 6-K. The legal opinion of Arthur Cox LLP relating to the Notes and the Warrants being offered is filed as Exhibit 5.2 to this Current Report on Form 8-K.

On May 1, 2025, the Company issued a press release announcing this offering. A copy of that press release is furnished as Exhibit 99.1 to this Report on this Form 6-K and is incorporated herein by reference.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Amended and Restated Promissory Notes

As previously disclosed on the Form 6-K filed on August 30, 2024 with the United States Securities and Exchange Commission (the “SEC”), on August 26, 2024, ADSE US and the Company (i) amended and restated certain unsecured promissory notes with an aggregate principal amount of $12,875,000 issued to certain lenders (the “2023 Lenders,” and such notes, the “2023 Promissory Notes”), and (ii) issued secured promissory notes with an aggregate principal amount of $15,000,000 (the “2024 Promissory Notes”, and together with the 2023 Promissory Notes, the “Promissory Notes”) to certain lenders (the “2024 Lenders,” and together with the 2023 Lenders, the “Lenders”). The Lenders include entities and individuals affiliated with Lucerne Capital and GermanCo.

On April 30, 2025, the Promissory Notes were amended and restated to extend the Maturity Date (as defined therein) from August 31, 2025 to August 31, 2026.

The foregoing summary of the Promissory Notes is qualified in its entirety by reference to the forms of (i) the Amended and Restated 2023 Promissory Note and (ii) the Amended and Restated 2024 Promissory Note attached hereto as Exhibit 10.3 and Exhibit 10.4, respectively, and incorporated herein by reference.

Amended and Restated Warrants

As previously disclosed on the Form 6-K filed on May 5, 2023 with the SEC, in connection with ADSE US’s entry into the 2023 Promissory Notes, on May 5, 2023, the Company entered into warrant agreements with the 2023 Lenders (the “May 2023 Warrants”), pursuant to which the 2023 Lenders subscribed to purchase an aggregate 1,716,667 duly authorized, fully paid, and nonassessable ordinary shares, nominal value $0.0001 per share (the “Warrant Shares”) of the Company, at a purchase price of $3.00 per Warrant Share.

On April 30, 2025, the May 2023 Warrants held by the 2023 Lenders were amended and restated, pursuant to which the exercise period was extended from 5:00 p.m. Eastern Time on May 5, 2025 until 5:00 p.m., Eastern Time, on August 31, 2025. Once ADSE US has drawn down on the 2023 Promissory Notes, regardless of either the amount ADSE US actually draws under the 2023 Promissory Notes or the amount each Lender actually funds pursuant to their respective Promissory Notes, each Lender may exercise its respective May 2023 Warrant for such 2023 Lender’s total pro rata amount of Warrant Shares, calculated by multiplying the quotient of such Lender’s respective commitment amount over the aggregate commitment amount by the total number of Warrant Shares.

The foregoing summary of the May 2023 Warrants is qualified in its entirety by reference to the form of May 2023 Warrant attached hereto as Exhibit 10.5 and incorporated herein by reference.

Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the SEC on April 30, 2024 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

4.1	Form of Senior Secured Convertible Note
4.2	Form of Warrant
4.3	Form of Supplemental Indenture
5.1	Opinion of Arthur Cox LLP
5.2	Opinion of Reed Smith LLP
10.1*	Form of Securities Purchase Agreement, dated May 1, 2025, by and among the Company and the investors party thereto
10.2	Form of Leak-Out Agreement, dated May 1, 2025, by and between the Company and the investors party thereto.
10.3	Form of Amended and Restated 2023 Promissory Note, dated April 30, 2025, by and between ADSE US and the 2023 Lenders.
10.4	Form of Amended and Restated 2024 Promissory Note, dated April 30, 2025, by and between ADSE US and the 2024 Lenders.
10.5	Form of Amended and Restated 2023 Warrant, dated April 30, 2025, by and between the Company and the 2023 Lenders.
99.1	Press Release, dated May 1, 2025

*	Schedules, exhibits and similar supporting attachments to this exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. We agree to furnish a supplemental copy of any omitted schedule or similar attachment to the SEC upon request.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-284850).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 1, 2025	ads-tec Energy PLC

	By:	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer